Kurt A. Gustafson	VIA EDGAR CORRESPONDENCE FILING
(858)704-8272
kgustafson@halozyme.com

August 8, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Letter dated August 6, 2012 related to Halozyme Therapeutics, Inc.’s Form 10-K for the fiscal year ended
December 31, 2011 filed on March 12, 2012 and Form 10-Q for the quarterly period ended March 31, 2012 filed on May 7, 2012
File No. 001-32335

Dear Mr. Rosenberg:

Reference is made to the letter dated August 6, 2012 (the “Comment Letter”) to Gregory I. Frost, Ph.D., President and Chief Executive Officer of Halozyme Therapeutics, Inc. (the “Company”), setting forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission relating to the Form 10-K for the fiscal year ended December 31, 2011 and the Form 10-Q for the quarterly period ended March 31, 2012, referenced above.

As per our telephone conversation on August 8, 2012, by this letter the Company is requesting an extension of time to September 4, 2012 to provide a response to the Comment Letter. The Company is actively working to prepare a response. One of the comments requests additional disclosure with regards to our partnerships. The Company is requesting additional time to respond due to the additional time it will take to coordinate with our partners in addition to the appropriate individuals at the Company and the Company’s outside advisors.

Please contact me by telephone at 858-704-8272 if you have any questions or concerns. Thank you for your time and consideration.

Very truly yours,
Halozyme Therapeutics, Inc.

/s/ Kurt A. Gustafson
Kurt A. Gustafson Vice President and Chief Financial Officer

cc:	Gregory I. Frost, Halozyme Therapeutics, Inc.
Jean Liu, Halozyme Therapeutics, Inc.
Doug Rein, DLA Piper LLP (US)
Tabatha Atkins, Securities and Exchange Commission
Mary Mast, Securities and Exchange Commission

Halozyme Therapeutics, Inc., 11388 Sorrento Valley Road, San Diego, California 92121 Office 858.794.8889 Fax 858.704.8311 www.halozyme.com